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Filmio

A NEW KIND OF ENTERTAINMENT COMPANY OWNED BY FANS

Small OPO · San Diego, CA · Film & Video
Accepting International Investment

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Imagine the Future of Film.

We are Filmio. Built by fans and Hollywood filmmakers so *anyone* can create and *all* can share in the profits.

Filmio is a revolutionary idea — an entertainment company built by fans to be owned by fans. That means you can be a co-owner of a Hollywood studio that's partnering with the likes of the producers of **Star Wars, Lost in Translation, The Godfather 2,** and the writer behind **Rogue One.**

How is this even possible? The JOBS Act made it possible for people like you and me to own a stake in the companies, films, TV and music we love, and to share in the profits of that success.

The bottom line? We're now disrupting an industry that's lost sight of its mission. As a start-up entertainment company, our flagship hit TV series, *Landmarks Live*, lets us bring to fans everywhere, giants like **Alicia Keys, Brad Paisley, Andrea Bocelli** and host **Chad Smith of the Red Hot Chili Peppers.** And that's just the beginning. We're redefining Hollywood in a way never before possible. Come join us on this journey. Together we're going to make lots of great movies and have even more fun doing it.

Ian LeWinter, *Co-founder & President, Filmio*


NEW
HOLLYWOOD
filmio

Be a part of the new Hollywood with Filmio.

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Investment Offer

Minimum 25,000 Shares of Common Stock ($25,000)
Maximum 1,000,000 Shares of Common Stock ($1,000,000)
Type of Security Offered: Class B Common Stock
Price per Share: $1.00
Minimum Investment Amount (per Investor): $150.00
Pre-Money Valuation: $66,170,000

Get a stake in these (and more) **Filmio Originals.**



5-25-77
Full-feature movie (Drama)



Brad Paisley Concert
Landmarks Live on PBS (Music)


LANDMARKS
LIVE IN CONCERT
filmio EXCLUSIVE

Landmarks Live on PBS with host
Chad Smith, Red Hot Chili Peppers



Sex, Sound, Silence
Full-feature movie (Drama)


Beer Crawl
filmio ORIGINAL PICTURES

Beer Crawl
Reality TV series


Let sleeping gods lie.
TIKI TERROR
They were here first.
filmio ORIGINALS
06.06.18

Tiki Terror
Full-feature movie (Horror)


filmio ORIGINALS
BLANK
He needs the voices to stop.

Blank
TV Series (Action / Adventure)


let the games begin
crunch
#cheatLieStealMurderHack.
filmio ORIGINALS

Crunch
TV Series (Comedy)


HOW WE SEE
A BETTER WAY

Old Hollywood is broken.

Fans have NO ownership. Fans have no stake in the entertainment they love. They put money into the deep pockets of the studios and see no profit from a show's success.

Fans have NO voice. Fans are merely spectators with no voice in what entertainment ends up in their living rooms.

Fans are left out. Fans have no participation in the creative process, by design. This model has now been proven unsustainable.

Filmio puts you in control.

Fans HAVE co-ownership. Now you can profit from the success of Filmio projects. That's a linchpin of who we are.

Fans HAVE a voice. You'll be an integral part of greenlighting the entertainment you love to see.

Fans ARE included. You'll go behind the scenes and experience unique opportunities to interact with the creators. This is the only model able to carry entertainment into the future.

In their model, *big studios* call the shots.

In our model, *you* call the shots.


Creators submit ideas
Fans support the projects they like
Financial success is shared by creators and fans
Winning ideas are brought to life


WATCH THE MOVIES YOU LOVE COME TO LIFE.
filmio
FAN-FUNDED, FAN-VALIDATED
MOVIES, TV & MUSIC.


ALL RIGHT...
READY FOR A
DEEPER DIVE?

Filmio is at the heart of a $300 billion intersection.


TRADITIONAL STUDIOS
SONY
UNIVERSAL
filmio
KICKSTARTER
INDIEGOGO
start engine
NETFLIX
HBO
amazon
Sources:
1. chipin.com/crowdfunding-industry/
2. Crowdsourcing Enjoys Spectacular Growth. IdeaConnection.com
3. statista.com/topics/964/film/
4. ibisworld.com/industry/
CROWDFUNDING SITES
ORIGINAL CONTENT & STREAMING

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There's never been a better fusion of markets.

We love fans because we're fans just like you.

Groundbreaking engagement opportunities exist for fans. They can talk to creators, help guide the entertainment they want to see and help that entertainment succeed.

We've redefined Hollywood to give creators a better deal.

We provide funding, creation and monetization pathways for creators that include our seed fund, intros to other funding partners and crowdfunding.

We want to put an entire industry to work.

Our goal is to have new projects in-house this year. We want to provide writers, directors, cinematographers, set designers and more with all the great projects they can handle.

They say, "Timing is everything." We agree.


TIMING
A
NETFLIX
hulu
YouTube
amazon

Distribution is exploding.

Netflix, Hulu, YouTube and even Amazon have identified this as an opportunity for themselves and now invest heavily in producing original, premium content to bypass the networks.


TIMING
B

Streaming is now stable.

The heavy lifting is done. Broadband access is nearly ubiquitous. Consumers crave instant access to unimaginable content, and there's never enough.


TIMING
C

Growth enablers are ready.

Broadband, connected devices and payment infrastructure — the big three media content enablers — are positioned to support rapid growth. Cloud services are now widely available.


ONE THING WE'LL NEVER LOSE SIGHT OF:
filmio
WE'RE A FAN-FUELED REVOLUTION!

This is how we plan to redefine Hollywood.



Filmio starts with fans.

The old Hollywood system starts with the studio in mind. We believe that model is upside-down. At Filmio, we choose to start with fans.



Fans invest in and get ownership in Filmio


Filmio buys, creates and funds entertainment projects
Distribution deal with studio and/or online network (Netflix, Amazon, etc)
Add to Filmio Originals content library, shown on Filmio Now
Filmio fans participate in returns from successful projects
Filmio fans subscribe to Filmio Now and enjoy more original content

And we end with fans.

Sure we give creators what we believe is the best, most hands-off deal they'll ever see. And of course we strive to give our investors top profits for their investments. But that's only because the Filmio process starts and ends with fans — they're the lifeblood of what we do.


AND THIS MAKES IT POSSIBLE FOR US TO MAKE
filmio
THE HIGHEST PROFITS FOR YOU, OUR INVESTORS

You should be in movies. (Really.)

Take it from us. We're more than overjoyed to be working on projects from people like the producers of *Star Wars* and *The Godfather 2*, the writer behind *Rogue One,* or Alicia Keys, Brad Paisley and Andrea Bocelli from *Landmarks Live*. But what our work really comes down to is fueling a passion our fans have for great entertainment — a mandate we take very seriously.

HOW DOES FILMIO MAKE MONEY?

Think of Filmio as an independent studio, with worldwide reach, that partners with independent creators of movies, TV, music and more. These creators include Hollywood studios, creative professionals, world-class musicians and producers. We help them bring their projects to fruition—funding, producing and distributing their finished works.

We utilize fan validation and financial support, investor support and the Filmio venture fund to monetize projects we then market and distribute for a financial return. Our proprietary model streamlines the process of getting projects to market, making them more competitive and, thus, more likely to succeed.

WHAT SORT OF RETURN CAN I EXPECT?

As is the case for any business investment scenario, return is impossible to predict. Each investor must weigh any predictive return against their specific investment models. Different types of investments involve varying degrees of risk.

Your Filmio stock purchase has specific financial terms, which you should consider carefully before making any investment decision. While no one can guarantee success in any industry, we are going to work tirelessly to succeed in this dynamic and exciting entertainment industry. That's just our style.


WATCH THE TV SHOWS YOU LOVE COME TO LIFE.
filmio
FAN-FUNDED, FAN-VALIDATED MOVIES, TV & MUSIC.


TIME FOR A
GREAT MOVIE

Filmio Originals. Great movies. Great TV. Great music.

filmio ORIGINALS™

What date did Star Wars first come out?

If you guessed 5-25-77, not only did you get it right, you also guessed the title of our premiere movie! When we met the director — Patrick Read Johnson — and he shared his concept, we immediately knew this was a heartfelt story that needed to be shared with the world. It's the story of how a sci-fi-obsessed teen's first encounter with Star Wars changes his life forever.


OUR PREMIERE MOVIE
WATCH IT
Trailer - 5-25-77

IN THEATERS MAY 25, 2017

> 5-25-77 WILL BE A BEAUTIFUL AND NECESSARY COMPANION PIECE FOR ALL THE GAZILLIONS OF PEOPLE WHO'VE SEEN AND LOVE STAR WARS.
>
> FRED ROOS,
> PRODUCER (Lost in Translation)

This film allowed us to partner with the producers of Star Wars and Lost in Translation, along with the entire team that have labored to tell this inspiring story. It even features footage from the set of Star Wars: A New Hope, including a rare, behind-the-scene glimpse of the making of this iconic, industry-defining film.









#AndWe’reGettingGreatBuzz

Geektyrant.com	Nerdist.com	Monkeysfightingrobots.com	TheRockFather.com
Gizmodo.com	CNET.com	Epicstream.com	StarWarsNewsNet.com
Slashfilm.com	Aintitcool.com	Tracking-board.com	GoombaStomp.com


OUR PREMIERE TV
WATCH IT
Trailer - Landmarks Live

filmio ORIGINALS™

Legendary stars playing legendary destinations

Created by veteran Producer/Director Dan Catullo and hosted by Chad Smith of the Red Hot Chili Peppers and legendary MTV host, radio personality and Rock N’ Roll Hall of Fame honoree, Matt Prinfield, LANDMARKS LIVE in Concert is the next generation of music television.

This is live performance television on a whole new level. Musical giants showcase their talents at legendary destinations around the globe, performing at iconic locations. Some examples? Alicia Keys at the Statue of Liberty, Brad Paisley in the Appalachian Mountains, and Andrea Bo[illegible] the Palazzo de Vecchio. **Available on PBS Television**


ALICIA KEYS


BRAD PAISLEY


CHAD SMITH


ANDREA BOCELLI


THE FILMIO
ROADMAP

$1 MILLION


5-25-77

THEATRICAL PREMIERE OF 5-25-77 FILM

- Launch Landmarks Live Concert Series
- Video On Demand release of 5-25-77 Film
- Produce first slate of music under ProJams label
- Launch *beta* Filmio platform

$10 MILLION



BUILD FILMIO STUDIO with VIP ACCESS*

- Launch "Filmio Pitch 1" Film Contest
- Seed fund first slate of Filmio Originals
- Release more Filmio Originals
- Produce first slate of Filmio Originals
- Launch V1 of Filmio Platform

$20 MILLION



BUILD FILMIO THEATER with VIP ACCESS*

- Seed fund second slate of Filmio Originals
- Release more Filmio Originals
- Produce second slate of Filmio Originals
- Launch V2 of Filmio Platform

$50 MILLION



BUILD FILMIO MASTERCLASS CAMPUS with VIP ACCESS*

- Seed fund third slate of Filmio Originals
- Release more Filmio Originals
- Produce third slate of Filmio Originals
- Launch V3 of Filmio Platform with "Filmio Now"

The actual completion of the milestones is unpredictable and also subject to change in the sole discretion of management. Although we will undertake completion of these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our plans by reducing expenditures marketing efforts, and other envisioned expenditures. This could hinder our ability to meet these milestones. In addition, the milestones are those currently contemplated by management, and are subject to change in the sole discretion of management.


LET'S TALK
YOU
PERKS

We'll even sweeten the deal.

These perks are our way of giving you something extra as a thanks for helping us build our ground floor! As always, send us an email if you have any questions. Happy investing!


THE GOLDEN TICKET
ALL WHO INVEST
EVERY INVESTOR gets:
• Free Early Access to our premier film, 5-25-77 (Video On Demand)
• 20% Lifetime Discount for Filmio swag at the Filmio Store
• Early Access and a lifetime 20% discount on 2 tickets per investor to Filmio Theatrical Releases
• Lifetime 20% discount on future Filmio Originals Video On Demand releases
• FREE 12 months, and lifetime 20% discount for Filmio Now streaming network*
• A free tour of Filmio Studios (if and upon Filmio Studio Launch and does not include travel expenses)
• Behind-the-scenes access to select special Filmio events
• Ability to use YOUR VOICE to influence what films, TV series and other projects get made!
AND OF COURSE
Your shares and ownership in Filmio!
*If and upon Filmio Now launch. Subject to Availability


THEY CALL IT SHEBANG!
INVEST $500+
GET FREE FILMIO SWAG priced up to $25 from the Filmio Store (if and when the Filmio Store is launched), including:
> Filmio "Liberate Creators" T-Shirt
> Exclusive 5-25-77 Movie Baseball Cap (Autographed by the Director)
> Any other items in the store
and all the stuff in the Golden Ticket
PLUS
• 1 FREE VOD pass for ALL Filmio Originals released in 2017 and 2018
• FREE Additional 12 months (24 months total) of Filmio Now streaming network*
• Special VIP editors cuts for Filmio Originals that may be produced
• An invite (and a plus one) to our amazing
Filmio's Rockin' the House —
our annual, soon-to-be-legendary shindig exclusively for shareholders (if produced)
*If and Upon Filmio Now launch. Subject to availability.


THE MUTHA' LOAD!
filmio VIP
INVEST $1000+
Get the Filmio EXCLUSIVE VIP Black Lifetime Membership, including:
• 5 YEARS FREE Filmio Now streaming network access*, followed by a 50% lifetime discount
• 1 Year VIP Access to Filmio Masterclass Campus to learn to make films (if and when the Masterclass Campus is opened)
• Four Free Tickets Every Year to a Filmio Original Premiere in the Filmio VIP Theater**
• Complimentary Access to Filmio Signature Events
• Additional FREE Filmio Swag priced up to $25 from the Filmio Store ($50 Total)
• Monthly VIP Newsletter (Starting Sept. 2017)
• Early Notification of Filmio Original Theatrical Premieres
+BE IN OUR MOVIES!
• Get "Be-an-Extra" notifications for Filmio Original Productions
and all the stuff in the Shebang
*If and Upon Filmio Now launch. ** If and upo
VIP Theater opening. Both subject to availabili

GUEST BEER DRINKER

INVEST **$4,800+**



INVEST OVER $4,800 and be a guest drinker on our reality TV show, Beer Crawl if and when produced. We tour the country seeking the best in brewing from today's craft brewery innovators. We'll also be beer-talking on camera while we drink these amazing brews (we'll discuss just about anything). We'd be honored to have you as our special guest.

24 Total

and all the stuff **Above**

Subject to availability. Airfare and lodging and other expenses not included. One guest drinker per episode.

FILM FESTIVAL WEEKEND

INVEST **$25,000+**


WALK THE RED CARPET

INVEST OVER $25,000 and you and a guest will spend 3 days, 2 nights at the Del Coronado Hotel for a Film Festival Weekend. You'll arrive via limo and walk the red carpet of the San Diego Film Festival in style with two All-Access VIP Passes. Mingle with stars at the awards ceremony and after party.

5 Total

and all the stuff **Above**

Subject to availability. Airfare and other expenses not included.

MOVIE MASTER CLASS

INVEST **$50,000+**


CUSTOM

INVEST OVER $50,000 and we'll help you bring your movie, TV or music to life. You define your needs and we'll create a curriculum tailored to get you the coaching you need. You'll get five 3-hour sessions with writer & director Patrick Read Johnson, 25-year music and film veteran Peter Bowers and many otherindustry professionals.

5 Total

and all the stuff **Above**

Subject to availability. Airfare and lodging, and other expenses, not included.

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All perks are subject to the development and launch of the applicable program or service offering. Some of the programs or service offerings described may never be launched or become available, and the same is at the sole discretion of management. By way of example, we may never open a Filmio store or offer swag, we may never launch the Filmio Now Live Streaming Network, produce any films, hold the Filmio's Rockin the House party, create the Filmio Masterclass campus, or produce the Beer Crawl TV show.


HEAR THE
MUSIC YOU LOVE
COME TO LIFE.
filmio™
FAN-FUNDED, FAN-VALIDATED
MOVIES, TV & MUSIC.

In the Press

SHOW MORE

Meet the Team



Bryan Hertz
Executive Chairman
Bryan Hertz is a successful entrepreneur, bringing more than 20 years of experience building companies and management teams, raising capital, developing partnerships and driving technology innovation for startups. During the past 3 years Bryan has acted as the CEO of Voxox and as a Board Director for Sky Digital Media, Inc.



Ian LeWinter
President
With over 30 years of experience in the creative industry, Ian has produced branded communications in the healthcare and technology verticals, consumer goods and services, and entertainment and non-profit organizations. Ian has acted as a strategic consultant to ID Communications for the last 10 years.



Bob Giargiari
Chief Financial Officer
A graduate of Harvard and the UCLA Anderson School, Bob has built, financed, operated and achieved exits for start-ups. He has held senior management roles at public companies and facilitated financing and M&A transactions totaling nearly $1b. During the past 3 years Bob has held senior management roles at StemImmune, Inc., and WorkWell Prevention & Care. Also, Bob acts as managing member of GPR GLOBAL, LLC.



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Patrick Read Johnson
EVP Development
Pat's directing credits include "Spaced Invaders" (Touchstone, 1990) and "Baby's Day Out" (20th Century Fox, 1994). He wrote and directed the upcoming Star Wars companion film "5-25-77", starring John Francis Daley and Austin Pendleton. Patrick also holds these positions; President, Moonwatcher Inc. Chairman of the Board, 5-25-77, LLC Professor/Directing Department University of North Carolina School of the Arts Film School.



Peter Bowers
Chief Content Officer
With 25 years in music, film, TV and new media, Peter holds platinum and gold records. He's produced talent such as Rage Against the Machine, Guns & Roses, Stone Temple Pilots, Wolfmother, Cage the Elephant, Creed, Alter Bridge and others. During the past 3 years Peter has held senior management roles at EdgeTV, Melodic Caring Project, Super Later Productions, LTD and City Drive Entertainment Group.



Corey Hertz
Chief Product Officer
A technology innovator with telecom product management and development experience, Corey's track record of award-winning design has met the highest quality and profitablility standards for over a decade. Corey has acted as the Director of Wholesale products for Voxox for the last 5 years.



Don Richmond
Chief Creative Officer
Six-time author and illustrator, Don has over twenty years of experience working with such notables as HBO, DIRECTV, ESPN, Barnes & Noble, David E. Kelley Productions and Showtime. Don has acted as a consultant to ID Communications for the last 10 years.



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Elvis Williams
VP, Sound
Four-time Grammy Award-winner, Elvis (better known as Blac Elvis) has produced hits for Ludacris, Ciara, Kelly Rowland, Fergie, Rich Boy, Kelis, Nelly, Pussycat Dolls and Mario. During the past 3 years Elvis has also held the positions of CEO of Pro Jams, LLC, CEO of Mars On Sunday, and Founder of the Elvis Williams Sr. Foundation.



Chris J. Davis
Chief Technology Officer
Best-selling author, speaker, artist, actor and start-up veteran, Chris has 20 years experience in design and development. He has worked with tech giants like billionaire Janus Friis to create compelling new experiences for people around the world. Chris was the Director of User Experience for Voxox for the previous 3 years.



Kevin Hertz
Chief Technology Consultant
Innovating at the forefront of network architectures and IP technology, Kevin has designed and implemented a highly scalable, large capacity, flexible and fully redundant global communications network that maintains a 99.999% uptime. During the past 3 years Kevin has been the Chief Operating Officer for Voxox.

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Offering Summary

Minimum [25,000] shares of common stock ($25,000)

Maximum [1,000,000] shares of common stock ($1,000,000)

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Company	Filmio, Inc.
Corporate Address	5825 Oberlin Drive, Suite 5, San Diego, CA 92121
Description of Business	Filmio, Inc. is an entertainment company that is building an unprecedented content library by producing original content, acquiring rights to content and partnering with great creators to invest in their entertainment projects in exchange for rights and equity in those projects. The Company is building a highly sophisticated platform that enables fans to participate in the funding, creation and distribution of high-end independent content through its own online streaming platform, Filmio Now, which takes online streaming services like Netflix to a whole new level.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$150.00

Perks

THE GOLDEN TICKET

All Who Invest:

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Every Investor gets:

- Free Early Access to our premiere film, 5-25-77 (Video On Demand)
- 20% Lifetime Discount for Great Filmio Swag at the Filmio Store
- Early Access and a lifetime 20% discount on 2 tickets per investor to Filmio Theatrical Releases
- Lifetime 20% discount on future Filmio Originals Video On Demand releases
- FREE 12 months, and lifetime 20% discount for Filmio Now streaming network (if and upon Filmio Now Launch)
- A free tour of Filmio Studios (if and upon Filmio Studio Launch and does not include travel expenses)
- Behind the scenes access to select special Filmio events
- Ability to use YOUR VOICE to influence what films, TV series and other projects get made!
- AND - OF COURSE - YOUR SHARES AND OWNERSHIP IN FILMIO!!

**If and upon Filmio Now launch. Subject to Availability*

THEY CALL IT SHEBANG

Invest $500+

(and all the stuff in the Golden Ticket)

Chat

- FREE Filmio Swag priced up to $25 from the Filmio Store (if and when the Filmio Store is launched), including:
    - Filmio "Liberate Creators" T-Shirt
    - Exclusive 5-25-77 Movie Baseball Cap (Autographed by the Director)
    - Any other items in the store
- 1 FREE VOD pass per investor for ALL Filmio Originals released in 2017 and 2018
- FREE Additional 12 months (24 months total) of Filmio Now streaming network (if and upon Filmio Now Launch)
- Special VIP editors cuts for Filmio Originals that may be produced
- An invite (and a plus one) to our amazing Filmio's Rockin the House; our annual, soon-to-be-legendary, shindig exclusively for shareholders (if produced)

Subject to Availability

THE MUTHA' LOAD

Invest $1000+

(and all the stuff in the Shebang)

Get the Filmio EXCLUSIVE VIP Black Card Lifetime Membership, including:

- 5 YEARS FREE Filmio Now streaming network access (upon Filmio Now Launch), followed by a 50% lifetime discount
- 1 Year VIP Access to Filmio Masterclass Campus to learn to make films (if and when the Masterclass Campus is opened)
- 4-Free Tickets Every Year to a Filmio Original Premiere in the Filmio VIP Theater (if and when launched)
- Complimentary Access to Filmio Signature Events
- "Be-an-Extra" notifications for Filmio Original Productions (be in the movies!)
- Additional FREE Filmio Swag priced up to $25 from the Filmio Store (if and when the Filmio Store is launched) ($50 Total)
- Monthly VIP Newsletter - Beginning in September 2017
- Early Notification of Filmio Original Theatrical Premieres

**If and Upon Filmio Now launch. ** If and upon VIP Theater opening. Both subject to availability.*

GUEST BEER DRINKER

Invest $4800.00+

24 Total Available Perks at This Level

INVEST OVER $4,800 and be a guest drinker on our reality TV show, Beer Crawl, if and when produced. We tour the country seeking the best in brewing from today's craft brewery innovators. We'll also be beer-talking on camera while we drink these amazing brews (we'll discuss just about anything). We'd be honored to have you as our special guest.

Subject to availability. Airfare and lodging and other expenses not included. One guest drinker per episode.

FILM FESTIVAL WEEKEND

Invest $25,000.00+

WALK THE RED CARPET

5 Total Available Perks at This Level

INVEST OVER $25,000 and you and a guest will spend 3 days, 2 nights at the Del Coronado Hotel for a Film Festival Weekend. You'll arrive via limo and walk the red carpet of the San Diego Film Festival in style with two All-Access VIP Passes. Mingle with stars at the awards ceremony and after party.

**Subject to availability. Airfare and other expenses not included.*

MOVIE MASTER CLASS

Invest $50,000.00+

CUSTOM CURRICULUM

5 Total Available Perks at This Level

INVEST OVER $50,000 and we'll help you bring your movie, TV or music to life. You define your needs and we'll create a curriculum tailored to get you the coaching you need. You'll get five 3-hour sessions with writer & director Patrick Read Johnson, 25-year music and film veteran Peter Bowers and many other industry professionals.

Subject to availability. Airfare and lodging, and other expenses, not included.

All perks are subject to the development and launch of the applicable program or service offering. Some of the programs or service offerings described may never be launched or become available, and the same is at the sole discretion of management. By way of example, we may never open a Filmio store or offer Filmio swag, we may never launch the Filmio Now Live Streaming Network, produce any films, hold the Filmio's Rockin the House party, create the Filmio Masterclass campus, or produce the Beer Crawl TV show.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, repayment of founder loans up to $20,500, and any repayment of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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